No Act
PE 1/4/11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11006009

February 28, 2011

Burt M. Fealing
Vice President and Corporate Secretary
ITT Corporation
1133 Westchester Avenue
White Plains, NY 10604

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-28-2011

Re: ITT Corporation
Incoming letter dated January 4, 2011

Dear Mr. Fealing:

This is in response to your letters dated January 4, 2011 and February 25, 2011 concerning the shareholder proposal submitted to ITT by John Chevedden. We also have received letters from the proponent dated January 5, 2011 and January 9, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 28, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ITT Corporation
Incoming letter dated January 4, 2011

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that ITT may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by ITT to amend ITT's Restated Articles of Incorporation to provide that a special meeting of shareholders may be called upon the written request of shareholders having at least 35% of the voting power of the outstanding shares of capital stock of ITT. You indicate that the proposal and the proposal sponsored by ITT directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders, and a vote on both proposals would produce inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if ITT omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Burt M. Fealing
Vice President
and Corporate Secretary

ITT Corporation

1133 Westchester Avenue
White Plains, NY 10604
tel 914 641 2041
fax 914 696 2970
burt.fealing@itt.com

February 25, 2011

BY EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: ITT Corporation- Supplemental Letter Regarding the Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

On January 4, 2011, we submitted a letter (the "No-Action Request") on behalf of ITT Corporation, an Indiana corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy materials for its 2011 Annual Meeting of Shareholders (the "2011 Proxy Materials") a shareholder proposal and supporting statement submitted to the Company by Mr. John Chevedden (the "Proponent") by letter dated November 16, 2010 (the "Shareholder Proposal") and requesting that the Staff concur in the Company's view that the Shareholder Proposal may be properly excluded from the 2011 Proxy Materials.

As promised in our No-Action Request, we are submitting this supplement to the No-Action Request in order to notify the Staff that on February 23, 2011, the Board of Directors of the Company (the "Board") approved, and recommended that shareholders approve at the 2011 Annual Meeting, an amendment to the Company's Restated Articles of Incorporation (the "Amendment") to provide that a special meeting of shareholders may be called by the Secretary of the Company upon the written request of shareholders of record having, as of the date of such special meeting request, at least 35% of the voting power (excluding derivative securities from the determination of satisfaction of such threshold in order to ensure that the shareholder(s) seeking to call a special meeting have a true economic interest in the Company) of the outstanding shares of capital stock of the Company entitled to vote on the matter or matters to be brought before the proposed special meeting (provided that such special meeting request complies and is in accordance with the By-laws of the Company).

The Company intends to include a proposal seeking shareholders' approval of the Amendment (the "Company Proposal") in the Company's 2011 Proxy Materials, with respect to which the Company expects to file a Preliminary Proxy Statement on or around March 8, 2011. Accordingly, we respectfully request that the Staff concur in the Company's view that the Shareholder Proposal may be excluded from the Company's 2011 Proxy Materials pursuant to Rule 14a-8(i)(9) of the Exchange Act because the Shareholder Proposal directly conflicts with a Company-sponsored proposal that the Company intends to include in its 2011 Proxy Materials and to submit to shareholders at the same meeting, and confirm that it will take no action against the Company if it omits the Shareholder Proposal from its 2011 Proxy Materials on that basis, and as is further explained in our No-Action Request.

We also would like to respond to the correspondence from the Proponent, dated January 9, 2011, regarding the No-Action Request in which the Proponent suggests that the Board either (i) modify its proposal to give shareholders the opportunity to vote to determine if the threshold percentage to call a special meeting should be 10%, 25% or 35% in 2011 Proxy Materials or (ii) include the Shareholder Proposal in the 2011 Proxy Materials.

The Board believes that calling a special meeting of shareholders is not a matter to be taken lightly. The Board and the Nominating and Governance Committee have considered the Shareholder Proposal on numerous occasions and have determined that establishing an ownership threshold of, and economic interest in, at least 35% of the voting power of the outstanding shares of capital stock of the Company in order for shareholders to request a special meeting strikes an appropriate balance between enhancing the rights of shareholders and seeking to avoid the situations that could arise if the threshold were set too low. Organizing and preparing for a special meeting involves significant management commitment of time and focus, and imposes substantial legal, administrative and distribution costs. The Board believes that setting the threshold too low carries a risk of frequent meeting requests, potentially covering agenda items relevant to particular constituencies as opposed to shareholders generally, with attendant significant cost, management distraction and diversion of other corporate resources. The Board therefore has concluded that a lower threshold would not be in the best interest of shareholders and accordingly has chosen to propose a threshold percentage of 35%.

Accordingly, any of the Proponent's above suggestions would directly conflict with the Company Proposal for the reasons set forth in the No-Action Request, as supplemented herein, and therefore may be excluded pursuant to Rule 14a-8(i)(9) of the Exchange Act because each would directly conflict with a proposal to be submitted by the Company at its 2011 Annual Meeting.

Based upon the foregoing analysis and the fact that Board has approved the Company Proposal and intends to include it in the 2011 Proxy Materials, we respectfully request that the Staff concur that it will not recommend enforcement action to the Commission if the Company excludes the Shareholder Proposal from its 2011 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to contact me at (914) 641-2041 or our General Counsel, Frank Jimenez, at (914) 641-2106.

Respectfully,



Burt M. Fealing

cc: John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 9, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
ITT Corporation (ITT)
Special Meeting Topic at 10%
John Chevedden

Ladies and Gentlemen:

This responds further to the January 4, 2011 request to block this rule 14a-8 proposal.

Since the company cannot decide until February 23, 2011 on the percentage of shareholders to call a special meetings at least one potential remedy would be to give shareholders the opportunity to vote in one proposal on choosing 10%, 25% or 35% of shareholders to be able to call a special meeting, like the modified attachment involving another topic, which may be used frequently in 2011.

Additionally the company has not indicated a need for a decision on its no action request before February 23, 2011.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy (unless the company were to modify its proposal as suggested above).

Sincerely,



John Chevedden

cc:
Burt Fealing <burt.fealing@itt.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 5, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
ITT Corporation (ITT)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This responds to the January 4, 2011 request to block this rule 14a-8 proposal on the issue of correct information. Information will be forwarded separately on the one other company issue.

No action relief on the same topic, that previously won a 60% vote at a company, does not erase any prior 60%-vote at that company.

Attached are information pages from The Corporate Library that show the 6% to 8% negative votes received by the members of the Audit committee and the Executive Pay Committee (Compensation and Personnel Committee).

Attached are two information pages from The Corporate Library that show that the company does not have a Lead Director. The company does not explain why it would have a Lead Director who does not have the title of Lead Director. The listing of the responsibilities of the Presiding Director seem to be short compared to the typical responsibilities of a Lead Director.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Burt Fealing <burt.fealing@itt.com>

All Current and Retired Directors											
Name	Age	Tenure	Boards	Status	Relationship	Shares Held	Shares Rptd	Votes For(%)	Votes Against %	Vote Proxy Year	
Christina A. Gold	62	13	2	Active	Outside	24,707	44,345	92.48%	7.52%	2010	No
Curtis J. Crawford Ph.D.	62	14	3	Active	Outside	35,206	54,844	96.99%	3.01%	2010	No
Frank T. MacInnis	63	9	3	Active	Outside	18,302	37,940	91.46%	8.54%	2010	No
General Paul J. Kern	64	2	2	Active	Outside	3,211	5,275	98.78%	1.22%	2010	No
John J. Hamre Ph.D. (CEO)	60	10	3	Active	Outside	20,842	40,480	98.73%	1.27%	2010	Yes
Linda S. Sanford	57	12	1	Active	Outside	25,662	45,300	92.39%	7.61%	2010	No
Markos I. Tambakeras	59	9	2	Active	Outside	17,316	36,954	98.62%	1.38%	2010	No
Ralph F. Hake (Financial Expert)	61	8	3	Active	Outside	15,243	31,321	92.52%	7.48%	2010	No
Steven R. Loranger *CEO COB* (CEO)	58	6	2	Active	Inside	294,777	833,412	97.48%	2.52%	2010	Yes
Surya N. Mohapatra Ph.D. (CEO)	60	2	2	Active	Outside	5,892	9,644	93.58%	6.42%	2010	Yes
Louis J. Giuliano	62	3	0	Retired	Inside	20,141	200,141		%		No
Rand V. Araskog	78	27	1	Retired	Outside Related	111,524	112,521		%		No
Raymond W. LeBoeuf	63	8	1	Retired	Outside	19,515	33,042	99.09%	0.91%	2007	No

☒ = Flagged Director 1x, ☒ = Flagged Director 2x, ☐ = Is a CEO, S = Designated Financial Expert, COB=Chairman, LD=Lead Director

* Indicates that voting results are preliminary

Current directors only | All current and retired directors

CURRENT COMMITTEE ASSIGNMENTS

Audit Committee (met 8 time(s) last year)

Name	Age	Board Tenure	Committee Status (see below)	Relationship
Christina A. Gold [7% (handwritten)]	62	13	X	Outside
Ralph F. Hake [S] [7% (handwritten)]	61	8	X	Outside
Frank T. MacInnis [8% (handwritten)]	63	9	C	Outside
Surya N. Mohapatra Ph.D. [CEO] [6% (handwritten)]	60	2	X	Outside
Linda S. Sanford [7% (handwritten)]	57	12	X	Outside

Compensation & Personnel Committee (met 5 time(s) last year)

Name	Age	Board Tenure	Committee Status (see below)	Relationship
Curtis J. Crawford Ph.D.	62	14	X	Outside
Ralph F. Hake [7% (handwritten)]	61	8	X	Outside
Frank T. MacInnis [8% (handwritten)]	63	9	X	Outside
Linda S. Sanford [7% (handwritten)]	57	12	C	Outside

Corporate Governance & Nominating Committee (met 4 time(s) last year)

Name	Age	Board Tenure	Committee Status (see below)	Relationship
Curtis J. Crawford Ph.D.	62	14	X	Outside
John J. Hamre Ph.D. [CEO]	60	10	C	Outside
Paul J. Kern	64	2	X	Outside
Markos I. Tambakeras	59	9	X	Outside

Corporate Responsibility Committee (met 1 time(s) last year)

Name	Age	Board Tenure	Committee Status (see below)	Relationship
John J. Hamre Ph.D. [CEO]	60	10	C	Outside
Linda S. Sanford	57	12	X	Outside
Markos I. Tambakeras	59	9	X	Outside

Special Litigation Committee (met an undisclosed number of time(s) last year).

Name	Age	Board Tenure	Committee Status (see below)	Relationship
Curtis J. Crawford Ph.D.	62	14	X	Outside
Frank T. MacInnis	63	9	X	Outside

Strategy & Finance Committee (met 4 time(s) last year)

Name	Age	Board Tenure	Committee Status (see below)	Relationship
Christina A. Gold	62	13	X	Outside
John J. Hamre Ph.D. [CEO]	60	10	X	Outside
Paul J. Kern	64	2	X	Outside
Surya N. Mohapatra Ph.D. [CEO]	60	2	X	Outside
Markos I. Tambakeras	59	9	C	Outside

[X] = Flagged Director 1x, [X] = Flagged Director 2x, [CEO] = Is a CEO, [S] = Designated Financial Expert, COB=Chairman, LD=Lead Director

X=Member, C=Chairman, A=Alternate Member, N=Non-Voting Member, E=Emeritus, LD=Lead Director, COB=Chairman

GOVERNANCE PRACTICES HIGHLIGHTS

Does the board have an outside majority?	Yes
Is the CEO the only executive member of the board?	Yes
Is the board elected in staggered classes?	No
Does the company have multiple classes of stock with disparate voting rights?	No
How many directors are on this board?	10
Can shareholders cumulate their votes when electing directors?	No
What percent of directors sit on more than 4 rated company boards?	0%
How many directorships does the CEO hold, including this one?	2
Is the Chairman an independent, outside director?	No
Has the company named an individual as Lead Director?	No
Is a formal governance policy available on the company's website?	Yes
What percent of directors failed basic attendance standards?	0%
What percent of directors received 10% or more withhold votes?	0%
What is the company's director election requirement?	Majority
Is one non-executive meeting held for every regular board meeting?	
What % of directors with over 2 years tenure beneficially own shares?	100%
Does the company have formal director equity holding requirements?	Yes
Is the Nominating Committee independent (no inside members)?	Yes
Is the Compensation Committee independent (no inside members)?	Yes
Is the Audit Committee independent (no inside members)?	Yes
Has an Audit Committee member been designated 'financial expert'?	Yes
What percent of the total fees paid to the auditor were audit-related?	87%
Can shareholders fill board vacancies?	No
Are there any supermajority vote requirements to amend the charter?	No
Are there any supermajority vote requirements to amend the bylaws?	No
What voting percent is required to approve a merger?	51%
What voting percent is required to act by written consent?	100%
What voting percent is required to call a special meeting?	0%
Is the special meeting rule more or less restrictive than state law?	Same
Is the written consent rule more or less restrictive than state law?	Same
Is the company subject to a non-shareholder constituency provision?	Yes
Does the company have an active poison pill?	No
Is the company subject to a control share acquisition provision?	Yes
Is the company subject to a fair price provision?	No
Is the company subject to a business combination provision?	Yes
Is the current option granting run rate less than 2%?	

<< Show Director Flags

ABOUT THE BOARD

Chairman of the Board:	Steven R. Loranger
Lead Director:	
Lead Director Notes:	The Independent Presiding Director chairs regular meetings of the independent directors, including presiding over executive sessions. The Board of Directors has selected Ralph F. Hake as its Independent Presiding Director, to serve a one-year term, expiring in May 2010.
Formal Governance Policy Available?	Yes
Business Ethics Policy Available?	Yes
Full Board Meetings Held Last Year:	6
Non-Executive Director Mtgs Held Last Year:	
Classified Board Elections?	No
Director Election Standard:	Majority
Independent Audit Committee?	Yes
Independent Comp Committee?	Yes
Independent Nominating Committee?	Yes
Board Has Outside Majority?	Yes
Total Directors:	10
Inside Directors:	1
Outside Directors:	9
Outside Related Directors:	0
Directors Over 70:	0
Directors With Over 15yrs Tenure:	0
Female Directors:	2
Directors On More than 4 Covered Boards:	0
Directors Who Are CEOs of a Covered Company:	4
Directors Who Failed Min Attendance:	0
Directors Who Own Zero Shares:	0
Flagged Directors:	0

Board Compensation

Board Leadership

The Board has considered the leadership structure of the Company and has determined that the chief executive officer of the Company shall also serve as the Chairman of the Board of Directors. The Board feels that the combination of these two roles provides efficient and effective use of resources and that Mr. Loranger's position as Chief Executive Officer gives him unique and valuable insight into matters addressed by the Board of Directors. The Board also believes that it is important for long-term and short-term strategies to be controlled by a singular executive. However, the Board of Directors appoints an Independent Presiding Director, whose position is described more fully at Section III.G. of the Board's Corporate Governance Principles, http://www.itt.com/responsibility/governance/principles/. The Independent Presiding Director is available to address issues or concerns raised by other Non-Management Directors, senior executives or major shareholders not readily addressable directly to the Chairman,

[ITT: Rule 14a-8 Proposal, November 16, 2010]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS Caremark, Sprint, Safeway, Motorola and R. R. Donnelley.

We gave 52%-support to the 2010 shareholder proposal on this same topic. The Council of Institutional Investors www.cii.org recommends that management adopt a shareholder proposal upon receiving its first 50%-plus vote.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "High Concern" in executive pay – $13 million for CEO Steven Loranger.

Two-thirds of equity awards under our company's long-term incentive program consisted of equity grants that were not truly performance-based. Plus TSR awards paid out on sub-median performance. CEO Loranger's change in pension value and deferred pay in 2009 was nearly $5 million, well over double the base salaries of the other ITT named executive officers.

Mr. Loranger received a 2009 grant of 165,000 options at an exercise price of only $33, the relative nadir of our share price over the past five years. Market priced stock options can be rewarding due to a rising market alone, regardless of CEO performance. Finally, our CEO was entitled to nearly $11 million in cash severance and $9 million in tax gross-ups in the event of a change in control.

Each member on our Audit and Executive Pay Committees attracted 6% to 8% in negative votes compared to 1% to 3% for other directors. Four of the 9 seats on these two Committees represented more than 12-year tenure. As tenure increases independence declines.

We also had no shareholder right to act by written consent, no independent board chairman or even a Lead Director.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. **Special Shareowner Meetings – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

```
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```

Job : 144
Date: 3/10/2011
Time: 3:12:17 PM

Sanders, Thomas

From: Tamara Ungerman [tungerman@luselaw.com]
Sent: Wednesday, March 09, 2011 1:37 PM
To: CFIT-EDGAR
Cc: Jeff Cass
Subject: FW: ACCEPTED FORM TYPE CORRESP (0000943374-11-000136)
Attachments: SEC File 1-Hardship Exemption (03 08 11).pdf

Categories: Red Category

I have attached a scanned copy of the correspondence that was filed via the EDGAR system.

Tamara Ungerman
Assistant to Jeffrey Cass

Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 780
Washington, DC 20015-2035
Phone: (202) 274-2018
Fax: (202) 362-2902

-----Original Message-----
From: edgar-postmaster@sec.gov [mailto:edgar-postmaster@sec.gov]
Sent: Wednesday, March 09, 2011 1:37 PM
To: Jeff Cass; Tamara Ungerman
Subject: ACCEPTED FORM TYPE CORRESP (0000943374-11-000136)

THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.

COMPANY: IF Bancorp, Inc.
FORM TYPE: CORRESP NUMBER OF DOCUMENTS: 1
RECEIVED DATE: 09-Mar-2011 13:36 ACCEPTED DATE: 09-Mar-2011 13:36
TEST FILING: NO CONFIRMING COPY: NO

ACCESSION NUMBER: 0000943374-11-000136

FILE NUMBER(S):
1. None.

THE PASSWORD FOR LOGIN CIK 0000943374 WILL EXPIRE 17-Mar-2011 10:40.

PLEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES.

REGISTRANT(S):

1. CIK: 0001514743
   COMPANY: IF Bancorp, Inc.
   FORM TYPE: CORRESP
   FILE NUMBER(S):
   1. None.

------------------------------ NOTICE ------------------------------

URGENT: Verify that all of your addresses on the EDGAR database are correct. An incorrect address in the EDGAR Accounting Contact Name and Address information may result in your fee Account Activity Statement being returned to the SEC as undeliverable. Please correct outdated addresses via the EDGAR filing website.

The EDGAR system is available to receive and process filings from 6:00 a.m. to 10:00 p.m. Eastern Time on business days. Filer Support staff members are available to respond to requests for assistance from 9:00 a.m. to 5:30 p.m. Eastern Time.

We strongly encourage you to visit the Filing Website at https://www.edgarfiling.sec.gov. You can download our current version of the EDGARLink/Windows software and templates, the Filer Manual, receive on-line help, and access Frequently Asked Questions.

```
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#   ##     #    ##   #   #  #    #   #   #   #  #   ##  #  #  #
#         # #   # #  #   #   #   # #     #   #  #          #
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##   #   #   #  #   ##   #  #    #   #   #   #  ##   #     #
# ###   ### ######  ##  ####    ######  ###   # # ###     ###
```

Job : 148
Date: 3/10/2011
Time: 3:12:28 PM

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER'S DIRECT DIAL NUMBER

(202) 274-2003

WRITER'S E-MAIL

mbrown@luselaw.com

March 8, 2011

VIA EMAIL AND EDGAR
cfitedgar@sec.gov

Division of Corporation Finance
Office of EDGAR Information and Analysis
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: IF Bancorp, Inc.
Proposed Registration Statement on Form S-1

Dear Sir or Madam:

On behalf of IF Bancorp, Inc., a Maryland corporation (the "Company"), we hereby request a continuing hardship exemption from the requirement to electronically file the supporting financial schedules to Exhibit 99.3 to the Company's Registration Statement on Form S-1. Exhibit 99.3 is the Valuation Appraisal Report prepared by RP Financial, LC., an independent appraiser retained by the Company to determine the pro forma market value of the Company in connection with its proposed stock offering. The Company is the proposed holding company for Iroquois Federal Savings and Loan Association. The Company is offering for sale shares of its common stock pursuant to a registration statement to be filed with the Securities and Exchange Commission ("SEC").

The Company anticipates filing its registration statement with the SEC on or about March 14, 2011, and will file its appraisal report as an exhibit thereto. The Company has determined after conversations with RP Financial, LC. and the financial printer performing the electronic filing that the supporting financial schedules to the appraisal report, the bulk of which are generated by a computer model, cannot be easily translated into any format that can be converted to the EDGAR system. The financial printer has advised the Company that the only means by which it can file the financial schedules to the appraisal report electronically is to manually re-type most of them. Due to the fact that the financial schedules to the appraisal report are expected to be in excess of 80 pages and are comprised largely of small print financial data, an accurate completion of this task prior to the March 14, 2011 filing date cannot be guaranteed. The Company has been further advised that it would add significant cost to re-type this portion of the report. Furthermore, the Company is concerned about the likelihood of error associated with manually re-typing pages of this length and detail, as well as the cost involved, both in preparing the initial EDGAR draft, and in reviewing the document for accuracy. Therefore, pursuant to Rule 202 of Regulation S-T, we hereby request a continuing hardship exemption from filing this portion of the exhibit electronically, and represent that the Company will file a paper copy of the supporting financial schedules as part of a paper copy of the entire appraisal report under cover of Form SE concurrently with its filing of its registration statement.

Please contact the undersigned at (202) 274-2003 if you should have any questions. We appreciate your prompt attention to this matter.

Sincerely,



Michael Brown

cc: Alan D. Martin, President and Chief Executive Officer
Lawrence M.F. Spaccasi, Esq.